Exhibit 99.2

Patagonia Gold Corp.

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(All amounts in thousands of United States Dollars unless otherwise stated)

1

Report of independent registered public accounting firm
Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4
To the Board of Directors and Shareholders of Patagonia Gold Corp.	T +1 604 687 2711 F +1 604 685 6569

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Patagonia Gold Corp. (the “Company”) as of December 31, 2021, and December 31, 2020 and the related consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$11,266 thousand during the year ended December 31, 2021, and as of that date, the Company had negative working capital of US$7,728 thousand and an accumulated deficit of US$201,710 thousand. These conditions, along with other matters as set forth in Note 3, raise substantial doubt about the Company’s ability to continue as a going concern as at December 31, 2021. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, take as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Lomada de Leiva project

Refer to Notes 5(a) and 7 of the consolidated financial statements which discusses that the Company recorded an impairment loss of $989,000 related to the Lomada de Leiva project after identifying indicators of impairment and performing an impairment test to determine the recoverable amount of the asset. Total development costs incurred for the project before the impairment were $2,070,013. The recoverable amount of the mineral property asset is considered a significant estimate and is the higher of its fair value less costs of disposal and its value in use.

The impairment of the Lomada de Leiva project was identified as a critical audit matter because of its significance to the consolidated financial statements and the complexity associated with management’s assessment process, including the significance of the judgments, the level of estimation uncertainty and the assumptions used, which included the economic performance and future economic benefits from the project, gold prices, discount rates, recovery rates and life of the mine.

Our audit procedures included, amongst other procedures:

●	Inquired with management to develop an understanding of the facts and circumstances giving rise to the impairment and performed a recalculation of management’s impairment model;

●	Evaluated the reasonableness of key inputs and assumptions used in the impairment calculation including:

	○	gold prices, which we compared to historical and consensus future gold prices;

	○	future production estimate, which we agreed and reconciled to management’s resource estimate;

	○	grade and recovery of ore mined, which we compared to historical production results; and

●	Evaluated the appropriateness of the disclosure requirements for impairment in accordance with IFRS.

We have been the Company’s auditor since February 2020.

Vancouver, Canada	Chartered Professional Accountants
April 28, 2022	Licensed Public Accountants

3

Patagonia Gold Corp. Consolidated Statements of Financial Position (In thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020
Current assets
Cash	22	$291	$819
Receivables	12, 22	2,512	2,041
Inventories	6	3,759	3,289
Total current assets		6,562	6,149

Non-current assets
Mineral properties	7	16,112	15,922
Mining rights	9	17,145	17,195
Property, plant and equipment	11	12,475	13,233
Goodwill		4,009	4,009
Other financial assets	10, 22	15	16
Other receivables	13, 22	1,421	3,544
Total non-current assets		51,177	53,919
Total assets		$57,739	$60,068

Current liabilities
Bank indebtedness	14	$6,706	$9,636
Accounts payable and accrued liabilities	15, 20, 22	6,859	4,384
Accounts payable with related parties	15, 20, 22	208	144
Loan payable and current portion of long-term debt	16, 20, 22	517	363
Total current liabilities		14,290	14,527

Non-current liabilities
Long-term debt	17, 22	255	109
Long-term debt with related parties	17, 20, 22	15,507	14,808
Reclamation and remediation obligations	8	6,188	5,139
Deferred tax liabilities	27	3,795	4,023
Other long-term payables		8	57
Total non-current liabilities		25,753	24,136
Total liabilities		40,043	38,663

Shareholders’ equity
Capital stock	19	11,244	7,320
Contributed surplus		189,677	186,177
Accumulated deficit		(201,710)	(190,541)
Accumulated other comprehensive income		19,877	19,744
Total shareholders’ equity attributable to the parent		19,088	22,700
Non-controlling interest		(1,392)	(1,295)
Total shareholders’ equity		17,696	21,405
Total liabilities and shareholders’ equity		$57,739	$60,068

Going concern (note 3)
Commitments and contingencies (note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

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Patagonia Gold Corp. Consolidated Statements of Loss and Comprehensive Loss For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Note	2021	2020	2019

Revenue		$18,104	$19,849	$21,938
Cost of sales	5	(13,559)	(13,247)	(17,138)
Gross profit		4,545	6,602	4,800

Operating expenses:
Exploration expenses		(4,604)	(2,303)	(2,608)
Repair and maintenance		(658)	-	-
Impairment of mineral properties	7	(1,489)	-	(1,996)
Administrative expenses	21	(6,427)	(5,611)	(11,044)
Share-based payments expense	19	(362)	(382)	(127)
Interest expense		(1,436)	(2,100)	(2,131)
Total operating expense:		(14,976)	(10,396)	(17,906)

Other income/(expenses)
Interest income		221	125	191
Gain/(loss) on foreign exchange		(224)	(785)	481
Accretion expense	8	(66)	(13)	(35)
Write-down of other receivables	13	(2,323)	-	-
Other income	23	1,380	2,155	-
Total other income/(expenses)		(1,012)	1,482	637
Net loss – before income taxes		(11,443)	(2,312)	(12,469)

Income tax benefit (expense)	27	177	(2,069)	115
Net loss		$(11,266)	$(4,381)	$(12,354)

Attributable to non-controlling interest		(97)	25	(383)
Attributable to equity share owners of the parent		(11,169)	(4,406)	(11,971)
		(11,266)	(4,381)	(12,354)
Other comprehensive income (loss) net of tax
Change in fair value of investment	10	(1)	8	(28)
Foreign currency translation adjustment		134	1,350	374
Total other comprehensive income (loss)		133	1,358	346
Total comprehensive loss		$(11,133)	$(3,023)	$(12,008)

Weighted average number of common shares outstanding – basic and diluted	18	446,366,938	325,483,780	282,306,312

Net loss per share – basic and diluted	18	$(0.025)	$(0.013)	$(0.044)

The accompanying notes form an integral part of these consolidated financial statements.

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Patagonia Gold Corp. Consolidated Statements of Changes in Equity For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total

Balance - January 1, 2019	301	(174,164)	18,040	180,142	24,319	(937)	23,382
Shares issued in reverse acquisition	2,287	-	-	-	2,287	-	2,287
Net loss	-	(11,971)	-	-	(11,971)	(383)	(12,354)
Other comprehensive income	-	-	346	-	346	-	346
Share based payments	-	-	-	127	127	-	127
Balance – December 31, 2019	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788

Balance - January 1, 2020	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Shares repurchase under NCIB	(17)	-	-	-	(17)	-	(17)
Shares issued to settle debts (note 19)	4,749	-	-	5,526	10,275	-	10,275
Net loss	-	(4,406)	-	-	(4,406)	25	(4,381)
Other comprehensive income	-	-	1,358	-	1,358	-	1,358
Share based payments	-	-	-	382	382	-	382
Balance – December 31, 2020	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405

Balance - January 1, 2021	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405
Net loss	-	(11,169)	-	-	(11,169)	(97)	(11,266)
Other comprehensive income	-	-	133	-	133	-	133
Shares repurchase under NCIB	(20)	-	-	-	(20)	-	(20)
Shares and warrants issued (note 19)	4,270	-	-	3,138	7,408	-	7,408
Share and warrant issuance costs (note 19)	(188)	-	-	(138)	(326)	-	(326)
Agent compensation options issued (note 19)	(138)	-	-	138	-	-	-
Share based payments (note 19)	-	-	-	362	362	-	362
Balance – December 31, 2021	11,244	(201,710)	19,877	189,677	19,088	(1,392)	17,696

The accompanying notes form an integral part of these consolidated financial statements.

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Patagonia Gold Corp. Consolidated Statements of Cash Flows For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars)

	Note	2021	2020	2019
Cash flow from operating activities
Net loss		$(11,266)	$(4,381)	$(12,354)
Items not affecting cash
Depreciation of property, plant and equipment	11	2,346	2,639	3,028
Depletion of mineral properties	7	1,272	477	3,456
Amortization of mining rights	9	100	100	100
Share based payment expense	19	362	382	127
Provisions		983	(677)	2,419
Interest payable with related party		699	593	255
Impairment of mineral properties		1,489	-	1,996
Write-down of inventory	6	1,103	-	2,368
Write-down of other receivables	13	2,323	-	-
Accretion expense	8	66	13	35
Gain on sale of asset		(336)	-	-
Deferred tax expense/(benefit)		(177)	2,069	(115)
		(1,036)	1,215	1,315
Net change in non-cash working capital items
(Increase)/decrease in receivables		(671)	(255)	3,864
(Increase)/decrease in deferred tax assets		-	-	1,793
(Increase)/decrease in inventory		(1,323)	239	1,246
(Increase)/decrease in other financial assets		-	310	28
Increase/(decrease) in accounts payable and accrued liabilities		2,471	(1,505)	(3,124)
Increase/(decrease) in accounts payable and accrued liabilities with related parties		64	156	301
Increase/(decrease) in interest payable		-	-	(9)
Increase/(decrease) in provision		(49)	1	(24)
Increase/(decrease) in transaction taxes payable		(47)	(103)	(126)
		445	(1,157)	3,949
Net cash provided by/(used in) operating activities		(591)	58	5,264

Cash flows from investing activities
Purchase of property, plant and equipment	11	(1,274)	(976)	(777)
Purchase of mineral property	7	(2,951)	(942)	(2,926)
Proceeds from disposal of property, plant and equipment		337	417	189
Net cash used in investing activities		(3,888)	(1,501)	(3,514)

Cash flow from financing activities
Bank indebtedness (repayment)		(2,930)	(5,946)	2,608
Proceeds from loans with related parties		-	6,646	8,260
Repayment of loans		(265)	(174)	(10,530)
Shares repurchased under NCIB	19	(20)	(17)	-
Shares issued		7,408	-	-
Share and warrant issuance costs		(326)	-	-
Net cash provided by financing activities		3,867	509	338

Net increase/(decrease) in cash		(612)	(934)	2,088
Effect of foreign exchange on cash		84	1,068	(2,057)
Cash, beginning of year		819	685	654
Cash, end of the year		$291	$819	$685

Taxes paid		(47)	(103)	(126)
Interest paid		(457)	(342)	(416)
Supplemental non-cash information
Shares issued to settle debts	19	-	10,275	-
Change in value of investments	10	(1)	8	(28)

The accompanying notes form an integral part of these consolidated financial statements

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Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

1. Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration for and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

2. Basis of presentation

Prior to the reverse acquisition, Patagonia Gold Limited prepared its December 31, 2018 annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these consolidated financial statements in accordance with IFRS as issued by IASB.

The consolidated financial statements were approved by the Company’s Board of Directors on April 28, 2022.

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Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

The accounting policies applied in the consolidated financial statements are presented in note 4 and have been applied consistently in all periods presented in the consolidated financial statements, unless otherwise noted.

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.

The preparation of the consolidated financial statements require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Judgments made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with significant risk of material adjustment in the current and following periods are discussed in note 4.

Reclassification

Certain amounts in the prior period consolidated statements of cash flows for the year ended December 31, 2020 and 2019 have been reclassified to conform with current period presentation.

For the year ended December 31, 2020, the Company reclassified $593 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash used in operating activities from $35 to net cash generated by operating activities of $58 and decrease in cash provided by financing activities from $1,202 to $509.

For the year ended December 31, 2019, the Company reclassified $255 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash provided by operating activities from $5,009 to 5,264 and decrease in cash provided by financing activities from $593 to $338.

These reclassifications did not have any effect on the reported results of operations.

2. Going Concern

3. Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended December 31, 2021, the Company had a net loss of $11,266 (2020 - $4,381) (2019 - $12,354). As at December 31, 2021, the Company has negative working capital of $7,728 (2020 - $8,378) and had an accumulated deficit of $201,710 (2020 - $190,541). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. However, there can be no assurance that the steps management is taking will be successful. The accompanying consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could have a material impact on the consolidated financial statements.

4. Significant accounting policies and critical accounting judgements and estimates

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

(a) Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

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Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

(b) Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation.

(c) Foreign currency translation

The functional currency for the Company and its subsidiaries is determined by the currency of the of the primary economic environment in which it operates. The Company’s functional currency is the Canadian dollar (“CAD”) and the Company’s subsidiaries have functional currencies in United States dollar (“USD”), Chilean Peso (“CH”) and Great Britain Pound (“GBP”). The consolidated financial statements are presented in United States dollars.

Prior to January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U was the Argentine Peso and Argentina was designated as an hyperinflationary economy. In accordance with IAS 29, Financing Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of those subsidiaries had been restated after applying a general price index and translated to USD at closing rates before they were included in the consolidated financial statements.

Management considered primary and secondary indicators in determining functionary currency including the currency that influences sales, purchases and other costs. Other indicators considered by management include the currency in which funds from financing activities were generated. Based on these indicators, management concluded that effective January 1, 2019, the functional currency of Patagonia Gold S.A, Minera Minamalu S.A, Leleque Exploracion S.A, Huemules S.A. and Minera Aquiline Argentina S.A.U became the USD. The change in functional currency for these subsidiaries has been applied prospectively. As these subsidiaries cease to have Argentine Peso as the functional currency, the Company has discontinued the preparation and presentation of the financial statements in accordance with IAS 29. The amounts expressed at the end of the December 31, 2018 reporting period have been treated as the basis for the carrying amounts effective January 1, 2019 and onwards.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recognized at the prevailing exchange rates at the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Transaction gains and losses resulting from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized as incurred in net income.

These financial statements are translated to their USD equivalents using the following methods:

-	Income and expenses on the statement of loss and comprehensive loss have been translated using the average exchange rates prevailing during the year;
-	Assets and liabilities have been translated using the exchange rate prevailing at the date of the statement of financial position;
-	Translation adjustments are recognized in other comprehensive income (loss).

(d) Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all of risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

The Company classifies its financial assets into the following categories: those to be measured subsequently at fair value through other comprehensive income (FVOCI), fair value through profit and loss (FVTPL) and those to be held at amortized cost. Classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

Generally, the Company does not acquire financial assets for the purpose of selling in the short term and does not have any financial assets measured at FVTPL in either the current or prior year. The Company’s business model is primarily that of “hold to collect” (where assets are held in order to collect contractual cash flows).

See note 22 for the fair value disclosures.

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Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Financial assets held at amortized cost

This classification applies to the Company’s cash and trade receivables, and other receivables which are held under a hold to collect business model and which have cash flows that meet the “solely payments of principal and interest” (SPPI) criteria. At initial recognition, trade and other receivables that do not have a significant financing component, are recognised at their transaction price. Other financial assets are initially recognised at fair value plus related transaction costs; they are subsequently measured at amortized cost using the effective interest method. Any gain or loss on derecognition or modification of a financial asset held at amortized cost is recognised in the consolidated statements of loss and comprehensive loss.

Financial assets held at fair value through other comprehensive income (FVOCI)

This classification applies to the Company’s other financial assets which includes equity investments and a performance bond (note 10). When these financial assets are derecognised, there is no reclassification of fair value gains or losses previously recognised in other comprehensive income.

Impairment of financial assets

A forward-looking expected credit loss (ECL) review is required for financial assets held at amortized cost. Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. The Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The Company applies the “simplified approach” to trade receivable balances with the exception of certain other receivables where general approach is applied, under which a loss allowance for lifetime expected credit losses is recognised for a financial instrument if there has been a significant increase in credit risk (measured using the lifetime probability of default) since initial recognition of the financial asset. The simplified approach in accounting for trade receivables records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating these losses, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses. The general approach incorporates a review for any significant increase in counterparty credit risk since inception.

Financial liabilities

Financial liabilities are obligations to pay cash or other financial assets and are recognised when the Company becomes a party to the contractual provisions of the instrument. All financial liabilities are recorded initially at fair value, net of direct issue costs.

Financial liabilities are recorded, subsequent to initial recognition, at amortized cost using the effective interest method, with interest-related charges recognised as an expense in finance cost in the consolidated statements of loss and comprehensive loss. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are charged to the consolidated statements of loss and comprehensive loss on an accruals basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(e) Cash and equivalents

Cash and equivalents include cash on hand, deposits held with banks and other liquid short-term investments with original maturities of three months or less. The Company has no cash equivalents for all periods presented.

(f) Inventories

Inventory comprises, gold held on carbon, mineral concentrate and mineralized material stockpiles. They are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained mineral ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

11

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Cost of inventory is determined by using the weighted average method and comprises direct costs, depreciation, depletion and amortization as well as a portion of fixed and variable overhead costs incurred in converting materials into concentrate and ore, based on the normal production capacity.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g) Mineral properties and exploration and evaluation expenditures

Exploration and evaluation costs are expensed until the determination of the technical feasibility and the commercial viability of the associated project. Exploration costs include costs directly related to exploration and evaluation activities in the areas of interest. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when economically recoverable reserves are determined to exist, the rights of tenure are current and it is considered probable that the costs will be recouped through successful development and exploitation of the area, or alternatively by sale of the property. This determination is normally evidenced by the completion of a technical feasibility study.

Expenditures to develop new mines, to define further mineralization in mineral properties which are in the development or operating stage, and to expand the capacity of operating mines, are capitalized and amortized on a units-of-production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to the consolidated statements of loss and comprehensive loss. The Company charges to the consolidated statements of loss and comprehensive loss the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

(h) Mining rights

Mining rights are rights to explore and mine specified areas of land acquired from the landowner. Mining rights acquired for stated terms in excess of 10 years are capitalized as intangible assets and are measured initially at cost and amortized on a straight-line basis over the term of the rights. Mining rights acquired for undefined terms are capitalized as intangible assets and are measured initially at cost and amortized on a unit of production method over the estimated period of economically recoverable reserves. Amortization is charged to administrative expenses in the consolidated statements of loss and comprehensive loss.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset.

Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property, plant and equipment over their estimated useful lives using the straight-line and unit of production methods.

Office equipment, vehicles, machinery and equipment, Mina Martha processing plant, and buildings are stated at cost and depreciated straight line over an estimated useful life of 3 to 20 years. Depreciation of plant, other than Mina Martha, is based on a unit-of-production method over the estimated period of economically recoverable reserves. Depreciation begins once the asset is in the state intended for use by management.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses in the consolidated statements of loss and comprehensive loss.

12

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

(j) Impairment of long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit (“CGU”) to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold and silver (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves are included when determining the fair value of mine site asset groups at acquisition and, subsequently, in determining whether the assets are impaired. Estimates of recoverable minerals from exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those risk factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the lower level of geological confidence and economic modeling.

(k) Reclamation and remediation obligations

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their present values using a risk-free discount rate consistent with the timing of the expected costs, are provided for in full as soon as the obligation to incur such costs arises and can be quantified. On recognition of a full provision, an addition is made to property, plant and equipment of the same amount; this addition is then charged against profits on a unit of production basis over the life of the mine. Closure provisions are updated annually for changes in cost estimates as well as for changes to life of mine reserves, with the resulting adjustments made to both the provision balance and the net book value of the associated non-current asset. The obligation is subsequently adjusted at each period to reflect the passage of time (accretion expense) and changes in the estimated future costs of the underlying obligation.

The Argentine mining regulations require that mine properties be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. The Company accrues for the cost of final mine closure reclamation over the estimated useful mining life of the property. At each period, the Company reviews the entire reclamation liability and makes necessary adjustments for revisions to cost estimates to reflect current experience.

(l) Income taxes

The income tax expense or benefit consists of current and deferred components.

Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

13

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The Company operates in multiple jurisdictions which involves dealing with uncertainties and judgments in the application of complex tax regulations. The final taxes paid or recovered are dependent upon many factors including resolutions arising from federal and state audits. The Company changes its tax assets and liabilities in light of the changing facts and circumstances but due to the complexity of the uncertainties in the tax regulations, the ultimate tax liability or asset could be materially different from the Company’s estimate recorded in the consolidated financial statements.

(m) Share-based payments

The Company offers a share option plan for its directors, officers, employees and consultants.

Share options granted to employees and directors are categorised as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of goods or services received when the fair value can be reliably estimated. If the fair value of goods and services received cannot be reliably measured, then the fair value of the instrument issued is measured using an appropriate option pricing model at the grant date. For share options granted to directors, officers and employees, the fair value of the options is measured using the Black-Scholes option pricing model. All equity-settled share-based payments are ultimately recognised as an expense in the consolidated statements of loss and comprehensive loss with a corresponding increase to contributed surplus. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognised in the current period. No adjustment is made to any expense recognised in prior periods if share options ultimately exercised are different to that estimated on vesting.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(n) Earnings (loss) per share

The calculation of earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the income or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the earnings per share. The treasury stock method is used to determine the dilutive effect of the warrants and share options. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants and share options.

(o) Revenue recognition

The Company recognizes sales revenue in accordance with IFRS 15 when it has satisfied the following criteria:

-	The Company and the customer have an identifiable contract and are committed to perform their respective obligations;
-	The Company and the customer can identify each other’s rights regarding the goods to be transferred;
-	The Company can identify the payment terms for the goods to be transferred;

14

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

-	The risk, timing or amount of the Company’s future cashflows is expected to change as a result of the contract;
-	It is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer.

The Company produces doré and concentrate that is shipped to third-party refiners and smelters, respectively, for processing. The Company enters into contracts to sell its metal to third-party customers which may include the refiners and smelters that process the doré and concentrate. The Company’s performance obligation in these transactions is generally the transfer of metal to the customer. In the case of doré shipments, the Company generally sells refined metal at market prices agreed upon by both parties. The Company also has the right, but not the obligation, to sell a portion of the anticipated refined metal in advance of being fully refined. When the Company sells refined metal or advanced metal, the performance obligation is satisfied when the metal is delivered to the customer. Revenue and Cost of Sales are recorded on a gross basis under these contracts at the time the performance obligation is satisfied.

(p) Segment reporting

In accordance with IFRS 8 the management approach is used to identify operating segments. An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s management, and (iii) for which discrete financial information is available. The Company has identified its reportable segments on the basis of their geographic location. As a result, the Company discloses information geographically based on the location of each of its operations and within Argentina on the basis of operating mines and projects under construction.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

(q) Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

When a subsidiary is acquired, the fair value of its identifiable assets and liabilities are finalised within 12 months of the acquisition date. All fair value adjustments are recorded with effect from the date of acquisition and consequently may result in the restatement of previously reported financial results.

(r) Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination.

15

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

The Company identifies any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill. An impairment charge is recognized for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment charges are not reversible.

(s) Equity

Capital stock represents the proceeds received on the issuance of common shares. Proceeds from unit placements are allocated between common shares and warrants using the relative fair value method. The fair value of the Company’s common shares is determined using the closing trading price on the date of issuance, and the fair value of the warrants is determined using the Black-Scholes option-pricing model. The proceeds allocated to warrants are recorded in contributed surplus. Costs directly attributable to the issuance of shares and warrants are treated as a reduction in capital stock and warrants on a pro-rata basis.

(t) New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment will not have any impact on the Company’s consolidated financial statements.

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

●	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
●	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
●	Clarifying how lending conditions affect classification; and
●	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

5. Critical accounting judgments and estimates

(a) Significant judgments

Preparation of the consolidated financial statements requires management to make judgments in applying the Company’s accounting policies. Judgments that have the most significant effect on the amounts recognized in these consolidated financial statements relate to functional currency, income taxes, title to mineral property interests, impairment of mineral properties and provisions and reclamation and closure cost obligations. These judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Functional currency

Management determines the functional currency for each entity. This requires that management assess the primary economic environment in which each of these entities operates. Management’s determination of functional currencies affects how the Company translates foreign currency balances and transactions. Determination includes an assessment of various indicators. In determining the functional currency of the Company’s operations in Canada (Canadian dollar), UK (British Pound), Chile (Chilean Peso) and Argentina (U.S. dollar), management considered the indicators of IAS 21 The Effects of Changes in Foreign Exchange.

16

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Income taxes and taxes receivable

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain and subject to judgment. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law in the various jurisdictions in which it operates. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

The Company has receivables due from the Argentinean government for value-added taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in profit or loss.

The Company has accrued deferred income tax assets but may not be able to utilize part or all of these assets in the future. The Company only recognizes the expected future tax benefit from these assets if it is considered more likely than not that the tax benefit will be realized. Otherwise, a valuation allowance is applied against deferred tax assets that are not more likely than not to be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, including application of existing tax laws in each jurisdiction, assumptions about future metals prices, the macroeconomic environment and results of the Company’s operations. To the extent that future cash flows and taxable income differ significantly from estimates, the Company’s ability to realize deferred tax assets could be impacted. Additionally, future changes in tax laws could limit the ability to obtain the future benefits represented by the deferred tax assets.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Impairment of mineral properties

The Company is required to make certain judgments in assessing indicators of impairment of mineral properties. Judgment is required to determine if the right to explore will expire in the near future or is not expected to be renewed. Judgment is required to determine whether substantive expenditures on further exploration for and evaluation of mineral resources in specific areas will not be planned or budgeted. Judgment is required to determine if the exploration for and evaluation of mineral resources in specific areas have not led to the commercially viable quantities of mineral resources and the Company will discontinue such activities. Judgment is required to determine whether there are indications that the carrying amount of a mineral property is unlikely to be recovered in full from successful development of the project or by sale.

(b) Use of estimates

The preparation of these consolidated financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves, share-based payments, provisions, inventories and the allocation of fair value to assets and liabilities assumed in connection with business combinations. These estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

The Company is also exposed to legal risk. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

17

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Mineral reserves

The Company uses estimates and assumptions related to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of production amortization calculations, environmental, reclamation and closure obligations and estimates of recoverable silver and gold in inventories. The Company relies on their technical personnel and independent mining consultants to determine the estimates of mineral reserves. Mineral reserve estimates are based upon engineering evaluations of samplings of drill holes and other openings.

Share-based payments

The Company determines fair value of stock options issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price, risk-free rate and future employee turnover rates. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

Warrants

The Company determines fair value of warrants issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

Provisions

The Company assesses its provision for reclamation and remediation obligations on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Inventories

The measurement of inventories including the determination of its net realizable value involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and sliver, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on materials and supplies included in inventories, and estimates are required to determine salvage value. Estimates of recoverable gold or silver on the leach pads are calculated from the quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and a recovery percentage.

Business combinations

The acquisition method of accounting for business combinations in accordance with IFRS 3 requires management to determine the fair value of assets acquired and liabilities assumed on the date of the acquisition. In determining and allocating the fair values of assets and liabilities in a business combination, the Company relies on appraisals, internal valuations based on discounted cash flow, historical experience and other reliable information available as of the date of the acquisition.

18

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

6. Inventories

	December 31, 2021	December 31, 2020
	$’000	$’000

Gold held on carbon	$1,669	$1,421
Materials and supplies	2,090	1,868
	$3,759	$3,289

During the year ended December 31, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $1,103 (2020 - $Nil) (2019 - $2,368) under cost of sales.

During the year ended December 31, 2021, the Company expensed $9,927 (2020 – $8,789) (2019 - $10,890) of inventories on the consolidated statements of loss and comprehensive loss.

7. Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$23,181	$6,459	$29,640
Additions	942	-	942
Balance - December 31, 2020	$24,123	$6,459	$30,582
Additions	2,951	-	2,951
Balance – December 31, 2021	$27,074	$6,459	$33,533

Depletion
Balance - January 1, 2020	$13,275	$908	$14,183
Change for the period	477	-	477
Balance - December 31, 2020	$13,752	$908	$14,660
Charge for the period	1,272	-	1,272
Impairment	1,489	-	1,489
Balance – December 31, 2021	$16,513	$908	$17,421

Net book value
December 31, 2020	$10,371	$5,551	$15,922
December 31, 2021	$10,561	$5,551	$16,112

Trilogy Mining Corporation

In January 2016, Patagonia Gold Limited (“PGL”) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGL owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

19

Patagonia Gold Corp. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2021, 2020 and 2019 (In thousands of U.S. dollars unless otherwise stated)

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties.

During the year ended December 31, 2021, the Company recorded an impairment charge of $989 (2020 - $Nil) for the Lomada project as the total estimated discounted future pre-tax cash flows are less that the carrying amount.

Cap-Oeste project

The Company completed the development of Cap-Oeste Project in September 2016, entered into production in the last quarter of that year. As a result of the experience gained at Lomada, no trial production period was required at Cap-Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap-Oeste. Given the expected lower production volumes, the Company made the decision to put Cap-Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap-Oeste has been identified. Residual production continued at Cap-Oeste and the Company continued to capitalize costs under inventories.

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250.

On December 15, 2021, the legislature of the Province of Chubut passed a bill to amend the provincial mining law to enable open pit mining within a given area that comprises the Gastre and Telsen Departments. This new law regarding mining zoning was subsequently promulgated on December 16, 2021 by the Chubut Governor. This newly approved law regarding mining zoning would have enabled the Company to advance the development of 101,151 ha of its mining concessions, including Mina Angela. However, on December 20, 2021, the Chubut Governor, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

During the year ended December 31, 2021, the Company recorded an impairment charge of $500 (2020 - $Nil) for the Mina Angela property due to the mentioned in previous paragraph.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

20

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 and may be extended for an additional one-year term. The agreement was terminated by mutual consent of the Company and Fomicruz in July 2020 and the Company has renegotiated new terms and conditions with Fomicruz for the exploration and exploitation of the La Josefina and La Valenciana properties and in December 2021, both parties entered into a new exploration agreement with an exploitation option for the following three projects: the La Josefina project, the La Valenciana project and a new and unexplored property, the Abril Project (the “Projects”).

The Company also entered into a Net Smelter Royalty agreement, pursuant to which Fomicruz is granted a 2% royalty on the mining properties that it has already contributed to PGSA and on the Abril Project, with the exception of the La Josefina project and the La Valenciana project, where Fomicruz is granted a 5% royalty. Furthermore, the Company committed to a $5 million investment to developing an exploration program for the Projects during a 2-year period beginning once the environmental permits for the exploration development of the Projects are obtained.

Homenaje and Nico Projects

On April 15, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. A definitive option agreement was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants the Company an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (with the Vendors, which grants the Company a 100% undivided interest in and to Australis’ rights and interest in the Nico project located in Santa Cruz Province, Argentina.

Homenaje Project

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

●	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

21

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Nico Project

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

8. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the estimated fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $6,366 (2020 - $5,182) which has been discounted using a weighted average risk-free rate of 0.8% (2020 – 0.19%) and an inflation rate of 7.04% (2020 – 1.36%).

The following table describes the changes to the Company’s reclamation and remediation obligation liability:

	December 31, 2021	December 31, 2020
	$’000	$’000
Reclamation and remediation obligation - beginning of year	$5,139	$5,803
Change in estimate	983	(677)
Accretion expense	66	13
Reclamation and remediation obligation - end of year	$6,188	$5,139

The Company reassesses the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the year ended December 31, 2021 and 2020, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

9. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2020	$3,188	$13,809	$16,997
Amortization	(100)	-	(100)
Exchange differences	-	298	298
Balance - December 31, 2020	$3,088	$14,107	$17,195
Amortization	(100)	-	(100)
Exchange differences	-	50	50
Balance –December 31, 2021	$2,988	$14,157	$17,145

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

22

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these consolidated financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

10. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income (loss). As at December 31, 2021, the fair value of the short-term investments is $15 (2020 - $16).

The Company had a performance bond that was originally required to secure the Company’s rights to explore the La Josefina property. It was a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of $600 and a maturity date of 2035. The bond traded in the secondary market in Argentina. The bond was originally purchased for $247. Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project. Therefore, in September 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

During the year ended December 31, 2020, the Company sold the performance bond for $400. There were no restrictions of the performance bond prior to the sale.

Changes in the fair value of these financial assets are recorded as other comprehensive income (loss).

23

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

11. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$15,326	$1,979	$23,024	$852	$41,181
Additions	114	-	260	602	976
Disposals	-	-	(14)	(415)	(429)
Balance – December 31, 2020	$15,440	$1,979	$23,270	$1,039	$41,728
Additions	1	-	585	1,253	1,839
Disposals	-	-	(84)	-	(84)
Transfers	36	-	20	(56)	-
Balance – December 31, 2021	$15,477	$1,979	$23,791	$2,236	$43,483

Accumulated depreciation
Balance – January 1, 2020	$13,130	$201	$12,215	$-	$25,546
Disposals	-	-	(12)	-	(12)
Depreciation for the year	272	161	2,528	-	2,961
Balance – December 31, 2020	$13,402	$362	$14,731	$-	$28,495
Disposals	-	-	(83)	-	(83)
Depreciation for the year	281	161	2,154	-	2,596
Balance – December 31, 2021	$13,683	$523	$16,802	$-	$31,008

Net book value
December 31, 2020	$2,038	$1,617	$8,539	$1,039	$13,233
December 31, 2021	$1,794	$1,456	$6,989	$2,236	$12,475

12. Receivables

	December 31,	December 31,
	2021	2020
	$’000	$’000
Receivable from sales	$112	$156
Recoverable value added tax (“VAT”)	1,849	1,217
Other receivables	551	668
Total	$2,512	$2,041

13. Other receivables

	December 31	December 31,
	2021	2020
	$’000	$’000
Recoverable value added tax (“VAT”)	$1,019	$722
Other receivables	402	2,822
Total	$1,421	$3,544

24

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

On October 14, 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these consolidated financial statements, the Meeting has not been held. During the year ended December 31, 2021, the Company recorded a write-down of $2,323 (2020 - $Nil) (2019 - $Nil) on the consolidated statements of loss and comprehensive loss for the recoverable costs from Fomicruz.

As at December 31, 2021, other receivables include $Nil (2020 - $2,185) of recoverable costs from Fomicruz related to its share of the funding incurred on the PGSA properties.

The remaining other receivables balance consists of tax receivables.

14. Bank indebtedness

	December 31,	December 31,
	2021	2020
	$’000	$’000
A credit facility with a limit of $6,600, maturity date of December 31, 2022 and interest rate of 1.5% plus base rate[1]	$3,915	$9,636

A credit facility with an Argentinian bank with a limit of $1,947 (200,000 Argentinian Peso), maturity date of April 30, 2022 and interest rate of 42%.	1,941	-

A credit facility with an Argentinian bank with a limit of $1,460 (150,000 Argentinian Peso), maturity date of June 30, 2022 and interest rate of 35%	850	-
	$6,706	$9,636

1 - As at December 31, 2021, the interest rate was 1.65% (2020 – 2.75%).

The lines of credit have no specific terms of repayment and the Company renews them every year.

15. Accounts payable and accrued liabilities

	December 31,	December 31,
	2021	2020
	$’000	$’000
Trade accounts payable and accrued liabilities	$4,207	$2,510
Income tax	50	-
Other accruals[1]	2,602	1,874
Accounts payable to related parties (note 20)	208	144
Total	$7,067	$4,528

1 – As at December 31, 2021, other accruals consists of taxes payable of $1,993 (2020 - $1,449) and accrued salaries of $609 (2020 - $425).

25

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

16. Loan payable, lease payable and current portion of long-term debt

	December 31,	December 31,
	2021	2020
	$’000	$’000
Current portion of long-term debt (note 20)	$508	$340
Leases payable	9	23
Total	$517	$363

17. Long-term debt

	December 31,	December 31,
	2021	2020
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due December 31, 2023 (note 20)	$13,961	$13,961

Loan secured by assets of the Company, at 5.75% interest per annum, due 2022	207	448

Loan secured by assets of the Company payable 9% interest per annum, due 2023	556	-

Accrued interest on debt	1,546	848
	$16,270	$15,257
Less current portion	(508)	(340)
	$15,762	$14,917

Principal payments on long-term debts are due as followed:

Year ending December 31,
2022	508
2023	15,762

18. Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive items outstanding for the period as the Company had a net loss and the effect of any stock options or warrants would be anti-dilutive.

The net loss per share is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Net loss ($’000)	$(11,266)	$(4,381)	$(12,354)
Weighted average number of common shares outstanding – basic and diluted	446,366,938	325,483,780	282,306,312
Net loss per share – basic and diluted	$(0.025)	$(0.013)	$(0.044)

26

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

19. Capital stock

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	shares outstanding	$’000
Balance at January 1, 2020	317,943,990	$2,588
Shares issued to settle debts	45,241,388	4,749
Share repurchased	(155,000)	(17)
Balance at December 31, 2020	363,030,378	$7,320
Shares issued in private placement	104,086,063	4,270
Share issuance costs	-	(326)
Share repurchased	(550,000)	(20)
Balance at December 31, 2021	466,566,441	$11,244

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at December 31, 2021 and 2020, there were no preferred shares issued by the Company.

Private placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7,408 (CAD $9,368) through the issuance of 104,086,063 units of the Company at a price of CAD $0.09 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. Of the total gross proceeds of $7,408, $4,270 was allocated to common shares and $3,138 was allocated to warrants based on the relative fair value method using the share price at the time of the issuance and the Black-Scholes option pricing model.

In connection with the private placement, the Company incurred cash commissions and expenses of $326, of which $188 was allocated to common shares and $138 was allocated to warrants. The Company also issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138 using the Black-Scholes option pricing model.

A director of the Company participated in the private placement and subscribed for a total of 57,777,777 units for gross proceeds of $4,112.

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020 over a twelve (12) month period commencing on February 21, 2020. The NCIB expired on February 20, 2021.

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17.

On October 26, 2021, the Company announced that it has received approval from the TSXV of its Notice of Intention to Make a NCIB. Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares (the “Shares”) (representing approximately 2% of its 467,116,441 issued and outstanding common shares as of October 26, 2021 over a twelve (12) month period commencing on October 26, 2021.

During the year ended December 31, 2021, the Company repurchased 550,000 common shares under the NCIB for $20.

27

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.227 (CAD $0.30) per share to settle an aggregate face value of $10,000 outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4,822 of long-term debt with related parties and $5,178 of accounts payable with related parties. Following the debt conversion, the face value of the balance of $1,458 in accounts payable owed to the director and entities controlled by the director in respect of interest, wages, rent and administration expenses was settled in full through a cash payment of $720.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s consolidated financial statements was $10,147 which consisted of $4,233 of long-term debt with related parties and $5,914 of accounts payable with related parties.

The value of the common shares issued was determined to be $4,630 using a fair market value of approximately $0.105 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $5,517 gain on settlement of debt was recorded under contributed surplus on the consolidated statements of changes in equity.

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors to settle an aggregate of $128 outstanding directors fees. The value of the common shares issued was determined to be $119 using a fair market value of approximately $0.10 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $9 gain on settlement of director fees was recorded under contributed surplus on the consolidated statements of changes in equity.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the consolidated statements of loss and comprehensive income (loss) with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Year ended December 31, 2021		Year ended December 31, 2020
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of year	17,250,000	$0.118	7,650,000	$0.065
Granted	-	-	9,600,000	0.160
Balance, end of year	17,250,000	$0.118	17,250,000	$0.118

28

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

As at December 31, 2021, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	2.74	September 25, 2024
$0.160	3,200,000	6,400,000	9,600,000	3.62	August 13, 2025
	10,850,000	6,400,000	17,250,000	3.23

On August 14, 2020, the Company granted 9,600,000 options to directors, officers, and employees with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options on grant date was estimated to be $1,440. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD $ 0.15

During the year ended December 31, 2021, the Company recognized share-based payments expense of $362 (2020 - $382) (2019 - $127).

Agent compensation options

	Year ended December 31, 2021
	Number of Agent compensation options	Weighted average price (CAD)
Balance, beginning of year	-	$-
Issued	2,509,586	0.09
Balance, end of year	2,509,586	$0.09

In connection with the private placement on March 10, 2021, the Company issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of CAD $0.09 per Agent compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138. The fair value of the Agent compensation options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Unit price	CAD $ 0.09

As at December 31, 2021 the following Agent compensation options were outstanding:

Exercise price (CAD)	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.09	2,509,586	2.19	March 10, 2024

29

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Warrants

	Year ended December 31, 2021
	Number of warrants	Weighted average price (CAD)
Balance, beginning of year	-	$-
Issued	104,086,063	0.13
Balance, end of year	104,086,063	$0.13

In connection with the March 10, 2021 private placement, the Company issued 104,086,063 common share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CAD $0.13 until March 10, 2024. The fair value of the warrants on grant date was estimated to be $5,441. The fair value of the warrants was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Stock price	CAD $ 0.09

As at December 31, 2021 the following warrants were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.13	104,086,063	2.19	March 10, 2024

20. Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt (note 17)
		Year ended December 31,				As at December 31, 2021 and 2020
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a	2021	-	-	-	-	-	-
director - admin, office, and interest	2020	262	-	-	6,636	-	-
expenses	2019	-	-	-	-
A company controlled by a	2021	762	-	23	-	166	15,507
director - admin, office, and interest	2020	703	6,053	212	-	126	14,808
expenses	2019	346	7,908	33	-
	2021	447	-	423	-	42	-
Directors	2020	446	-	544	-	18	-
- salaries and wages	2019	337	-	317	-
	2021	-	-	-	-	-	-
Director	2020	-	532	962	3,270	-	-
-loans	2019	-	347	-	-

As at December 31, 2021, the Company has $208 (2020 - $144) in accounts payable owing to related parties which relate primarily to directors fees and office rent.

30

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Management Compensation

The remuneration of Directors and Officers of the Company was as follows:

	Year ended December 31,
	2021	2020	2019
Salaries and benefits	$635	$820	$375
Director’s fees	72	71	30
Share-based compensation	228	230	51
	$935	$1,121	$456

21. Administrative expenses

	Year ended December 31,
	2021	2020	2019
	$’000	$’000	$’000
General and administrative	$2,677	$2,353	$4,175
Argentina statutory taxes	996	654	641
Professional fees	746	986	1,566
Operating leases	59	132	130
Directors’ remuneration	221	244	259
Loss (gain) on sale of property, plant and equipment	(336)	194	(76)
Depreciation of property, plant and equipment	2,596	2,961	3,028
Depreciation allocated to inventory	(2,158)	(2,605)	(2,501)
Depletion of mineral properties	1,272	477	3,456
Amortization of mining rights	100	100	100
Consulting fees	51	115	18
Transaction taxes expense	203	-	248
Total	$6,427	$5,611	$11,044

22. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

●	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

31

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Fair value

As at December 31, 2021, there were no changes in the levels in comparison to December 31, 2020. The fair values of financial instruments are summarized as follows:

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets

Amortized cost
Cash	291	291	819	819
Receivables and other receivable ¹	1,065	1,065	3,646	3,646

Fair value through other comprehensive income
Other financial assets (Level 1)	15	15	16	16

Financial liabilities

Amortized cost
Bank indebtedness	6,706	6,706	9,636	9,636
Accounts payable and accrued liabilities	7,067	7,067	4,528	4,528
Loan payable and current portion of long-term debt	517	517	363	363
Long-term debt	15,762	15,762	14,917	14,917

¹ Amounts exclude value added tax (“VAT”) recoverable of $2,868 and $1,939 as December 31, 2021 and 2020.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

32

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2021, the Company had financial assets and liabilities denominated in the following foreign currencies:

	CAD	AR$	USD	Euro	GBP
Cash	$107	$130	54	$-	$-
Other working capital (deficit) items - net	(140)	(5,218)	(8,080)	(207)	19
Non-current financial assets	-	401	-	-	15
Non-current financial liabilities	-	-	(15,762)	-	-

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at December 31, 2021, the Company had total cash balances of $291 (2020 - $819) at financial institutions, where $Nil (2020 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at December 31, 2021, the Company had current assets of $6,562 (2020 - $6,149) to settle current liabilities of $14,290 (2020 - $14,527).

The contractual obligations of the Company’s liabilities are as follows:

As of December 31, 2021	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank indebtedness	$6,706	$6,706	-	-	-
Accounts payable and accrued liabilities	6,859	6,859	-	-	-
Accounts payable with related parties	208	208	-	-	-
Loan payable and current portion of long-term debt	517	517	-	-	-
Long-term debt	255	-	255	-	-
Long-term debt with related parties	15,507	-	15,507	-	-
Reclamation and remediation obligations	6,188	-	5,142	-	1,046
Other long-term payables	8	-	8	-	-
Total	$36,248	$14,290	$20,912	-	$1,046

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at December 31, 2021 and 2020, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

23. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the consolidated statements of loss and comprehensive income (loss). During the year ended December 31, 2021, the Company recognized a gain of $1,380 (2020 – $2,155)

24. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

33

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities is summarized as follows:

For the year ended December 31, 2021

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$4,177	$13,927	$-	$-	$-	$-	$-	$18,104
Cost of sales	(6,422)	(7,137)	-	-	-	-	-	(13,559)
Gross profit (loss)	$(2,245)	$6,790	$-	$-	$-	$-	$-	$4.545
Operating expense
Exploration expense	$-	$-	$(1,576)	$(91)	$(2,937)	$-	$-	$(4,604)
Repair and maintenance	-	-	-	(658)	-	-	-	(658)
Administrative expenses	(808)	(464)	(359)	-	(3,143)	(185)	(930)	(5,889)
Depreciation expense	-	-	(22)	-	(416)	(100)	-	(538)
Impairment of mineral properties	(989)	-	-	-	(500)	-	-	(1,489)
Share-based payments	-	-	-	-	-	-	(362)	(362)
Interest expense	-	-	(12)	-	(652)	(461)	(311)	(1,436)
Total operating expense	$(1,797)	$(464)	$(1,969)	$(749)	$(7,648)	$(746)	$(1,603)	$(14,976)
Other income/(expense)
Interest income	$-	$-	$1	$-	$220	$-	$-	$221
Gain/(loss) on foreign exchange	-	-	(106)	-	(255)	114	23	(224)
Accretion expense	(32)	(11)	-	(23)	-	-	-	(66)
Write-down of other receivables	-	-	-	-	(2,323)	-	-	(2,323)
Other expenses	-	-	1,380	-	-	-	-	1,380
Total other income/(expense)	$(32)	$(11)	$1,275	$(23)	$(2,358)	$114	$23	$(1,012)
Income/(loss) – before income tax	$(4,074)	$6,315	$(694)	$(772)	$(10,006)	$(632)	$(1,580)	$(11,443)
Income tax/(benefit)	-	-	(172)	(387)	736	-	-	177
Net income/(loss)	$(4,074)	$6,315	$(866)	$(1,159)	$(9,270)	$(632)	$(1,580)	$(11,266)

34

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2020

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$6,482	$12,417	$-	$950	$-	$-	$-	$19,849
Cost of sales	(4,391)	(6,589)	-	(2,267)	-	-	-	(13,247)
Gross profit (loss)	$2,091	$5,828	$-	$(1,317)	$-	$-	$-	$6,602

Operating expense
Exploration expense	$-	$-	$(884)	$(83)	$(1,336)	$-	$-	$(2,303)
Administrative expenses	-	(495)	(217)	-	(2,946)	(212)	(1,285)	(5,155)
Depreciation expense	-	-	(18)	-	(338)	(100)	-	(456)
Share-based payments	-	-	-	-	-	-	(382)	(382)
Interest expense	-	-	(1)	-	(318)	(610)	(1,171)	(2,100)
Total operating expense	$-	$(495)	$(1,120)	$(83)	$(4,938)	$(922)	$(2,838)	$(10,396)

Other income/(expense)
Interest income	$-	$-	$1	$-	$124	$-	$-	$125
Gain/(loss) on foreign exchange	-	-	713	-	(1,159)	(369)	30	(785)
Accretion expense	(6)	(3)	-	(4)	-	-	-	(13)
Other expenses	-	-	(297)	-	2,452	-	-	2,155
Total other income/(expense)	$(6)	$(3)	$417	$(4)	$1,417	$(369)	$30	$1,482

Income/(loss) – before income tax	$2,085	$5,330	$(703)	$(1,404)	$(3,521)	$(1,291)	$(2,808)	$(2,312)
Income tax/(benefit)	-	-	138	-	(2,207)	-	-	(2,069)
Net income/(loss)	$2,085	$5,330	$(565)	$(1,404)	$(5,728)	$(1,291)	$(2,808)	$(4,381)

35

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2019

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$4,750	$14,903	$-	$2,285	$-	$-	$-	$21,938
Cost of sales	(3,765)	(11,828)	-	(1,545)	-	-	-	(17,138)
Gross profit (loss)	$985	$3,075	$-	$740	$-	$-	$-	$4,800

Operating expense
Exploration expense	$-	$-	$(1,300)	$(321)	$(987)	$-	$-	$(2,608)
Administrative expenses	(2,860)	(596)	(279)	(871)	(4,232)	(1,433)	(307)	(10,578)
Depreciation expense	-	-	(17)	(115)	(234)	(100)	-	(466)
Impairment of mineral properties	-	-	-	-	-	(1,996)	-	(1,996)
Share-based payments	-	-	-	-	-	(40)	(87)	(127)
Interest expense	-	-	-	-	(765)	(782)	(584)	(2,131)
Total operating expense	$(2,860)	$(596)	$(1,596)	$(1,307)	$(6,218)	$(4,351)	$(978)	$(17,906)

Other income/(expense)
Interest income	$-	$-	$34	$-	$157	$-	$-	$191
Gain/(loss) on foreign exchange	-	-	(10)	1,714	(1,082)	(467)	326	481
Accretion expense	(7)	(12)	-	(16)	-	-	-	(35)
Total other income/(expense)	$(7)	$(12)	$24	$1,698	$(925)	$(467)	$326	$637

Income/(loss) – before income tax	$(1,882)	$2,467	$(1,572)	$1,131	$(7,143)	$(4,818)	$(652)	$(12,469)
Income tax/(benefit)	-	-	(869)	(2,030)	3,014	-	-	115
Net income/(loss)	$(1,882)	$2,467	$(2,441)	$(899)	$(4,129)	$(4,818)	$(652)	$(12,354)

36

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

	Total Assets		Total liabilities
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$’000	$’000	$’000	$’000
Argentina – Cap-Oeste	$12,263	$14,585	$2,080	$1,880
Argentina – Lomada	7,038	4,616	4,899	3,808
Argentina – Calcatreu	15,977	15,343	1,019	490
Argentina – Martha & La Josefina	12,086	12,704	4,994	2,298
Argentina and Chile	6,139	8,553	7,439	5,355
United Kingdom	138	122	11,869	15,678
North America	4,098	4,145	7,743	9,154
Total	$57,739	$60,068	$40,043	$38,663

25. Commitments and contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these consolidated financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these consolidated financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

26. Capital Management

The Company’s capital management objectives are:

●	to ensure the Company’s ability to continue as a going concern;
●	to fund projects from raising capital from equity placements rather than long-term borrowings;
●	to increase the value of the assets of the business; and
●	to provide an adequate return to shareholders in the future when new or existing exploration assets are taken into production.

These objectives will be achieved by maintaining and adding value to existing extraction projects and identifying new exploration projects, adding value to these projects and ultimately taking them through to production and cash flow, either with partners or by the Company’s means.

The Company sets the amount of capital in proportion to its overall financing structure (i.e. equity and financial liabilities). The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any externally imposed capital requirements.

37

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

The Company’s capital as at December 31, 2021 and 2020 is as follows:

	December 31,	December 31,
	2021	2020
	$’000	$’000
Bank indebtedness	$6,706	$9,636
Loan payable and current portion of long-term debt	517	363
Long-term debt	255	109
Long-term debt with related parties	15,507	14,808
Shareholders’ equity attributable to the parent	19,088	22,700
Total	$42,073	$47,616

27. Income Taxes

(a) Income tax expense (benefit)

	December 31, 2021	December 31, 2020	December 31, 2019
Current tax expense (benefit)
Current period	$51	$-	$47

Deferred tax expense (benefit)
Current period	160	2,096	(350)
Prior period tax adjustments	(388)	(27)	188
Total income tax expense (benefit)	$(177)	$2,069	$(115)

The actual income tax provision differs from the expected amount calculated by applying the Canadian parent corporate tax rate to income before tax. These differences result from the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before tax	$(11,443)	$(2,312)	$(12,469)
Statutory income tax rate	25%	25%	25%
Expected income tax (benefit)	$(2,861)	$(578)	$(3,117)
Increase (decrease) resulting from:
Non-taxable items	6,415	2,005	118
Change in unrecognized deferred tax assets	(1,234)	534	1,335
Tax rate changes, tax rate differences	(2,109)	135	1,361
Prior period tax adjustments	(388)	(27)	188
Total income tax expense (benefit)	$(177)	$2,069	$(115)

During the year, the Argentinian government enacted legislation to introduce a system of rates by taxable income brackets; the general corporate income tax rates range from 25% to 35% as of January 1, 2021. For 2021 and future years, the income tax rate expected to apply to the Argentinian subsidiaries is 35%. This change in rates results in a tax benefit of $965 related to the re-measurement of the Company’s deferred tax assets and liabilities.

38

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

(b) Components of deferred tax assets and liabilities

Deferred tax assets are attributable to the following:

	December 31, 2021	December 31, 2020

Property, plant and equipment	$615	$869
Mineral properties	374	-
Loss carryforwards	1,000	793
Other	2,489	2,898
Deferred tax assets	4,478	4,560

Deferred tax liabilities are attributable to the following:

	December 31, 2021	December 31, 2020

Property, plant and equipment	$(5,678)	$(5,552)
Mineral properties	(2,374)	(1,741)
Long-term debt	-	(322)
Other	(221)	(968)
Deferred tax liabilities	(8,273)	(8,583)
Set-off of deferred tax assets	4,478	4,560
Net deferred tax liability	$(3,795)	$(4,023)

(c) Movement of deferred tax assets and liabilities

	Balance December 31, 2020	Recognized in net income (loss)	Balance December 31, 2021

Property, plant and equipment	$869	$(254)	$615
Mineral properties	-	374	374
Loss carryforwards	793	207	1,000
Other	2,898	(409)	2,489
Property, plant and equipment	(5,552)	(126)	(5,678)
Mineral properties	(1,741)	(633)	(2,374)
Long-term debt	(322)	322	-
Other	(968)	747	(221)
	$(4,023)	$228	$(3,795)

	Balance December 31, 2019	Recognized in net income (loss)	Balance December 31, 2020

Property, plant and equipment	$786	$83	$869
Loss carryforwards	2,385	(1,592)	793
Other	1,428	1,470	2,898
Property, plant and equipment	(4,263)	(1,289)	(5,552)
Mineral properties	(1,741)	-	(1,741)
Long-term debt	(322)	-	(322)
Other	(227)	(741)	(968)
	$(1,954)	$(2,069)	$(4,023)

39

Patagonia Gold Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

(In thousands of U.S. dollars unless otherwise stated)

(d) Loss carryforwards

The Company and its subsidiaries have tax loss carryforwards within the jurisdictions in which they operate. These loss carryforwards expire between 2024 and 2041. Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2021	December 31, 2020

Deductible temporary differences	119,456	103,894
Tax losses	27,663	24,204
	147,119	128,098

28. COVID-19

On March 11 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these consolidated financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19’s impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

40